EXHIBIT (c)(ix)

Announcement entitled “QTC’s 2019–20 borrowing program remains unchanged following the release of Queensland’s MYFER”.

Market announcement 12 DECEMBER 2019

QTC’s 2019–20 borrowing program remains unchanged following the release of Queensland’s MYFER

Today, Queensland’s Deputy Premier, Treasurer and Minister for Aboriginal and Torres Strait Islander Partnerships, The Honourable Jackie Trad MP, released the Queensland Government’s 2019–20 Mid-Year Fiscal and Economic Review (MYFER).

QTC’s AUD9.9 billion 2019–20 indicative term debt borrowing program remains unchanged.

To date, QTC has raised AUD8.12 billion toward the AUD9.9 billion term debt requirement, leaving AUD1.78 billion to raise before 30 June 2020.

INDICATIVE 2019–20 TERM DEBT BORROWING PROGRAM

Requirements	2019–20 Mid-Year AUD M1	2019–20 Budget AUD M1
State	1,000	1,000
Local government and other entities[2]	800	800
Total new money	1,800	1,800
Term debt maturities	8,600	8,600
Net funding in advance[3]	(500)	(500)
Net term debt refinancing	8,100	8,100
Total term debt requirement	9,900	9,900

[1]	Numbers are rounded to the nearest AUD100 million.

[2]	Other entities include: universities, grammar schools, retail water entities and water boards.

[3]	Includes net issuance undertaken in advance of borrowing requirements during 2018–19 and also in previous financial years as well as scheduled client principal repayments.

Note: Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.

2019–20 FUNDING STRATEGY

For the remainder of the financial year QTC’s funding strategy is likely to include the following, subject to market opportunities and client funding requirements:

•	Issuance of QTC’s AUD benchmark bonds as the principal source of funding.

•	Issuance of term debt instruments to complement AUD benchmark bond issues. This may include issuance of green bonds, bond maturities out to 30 years, floating rate notes and non-AUD denominated bonds.

•	Maintaining approximately AUD5 billion of short-term debt outstandings.

NEXT REVIEW OF BORROWING REQUIREMENTS

QTC will announce its 2020–21 borrowing program following the release of the 2020–21 Queensland State Budget scheduled for 28 April 2020.

ENQUIRIES

Jose Fajardo, Head of Funding & Liquidity M: +61 (0) 400 710 104

LEGAL NOTICE

QTC’s 2019–20 indicative borrowing program is hereby incorporated by reference into the disclosure documents for QTC’s funding facilities, including the domestic A$ Bond Information Memorandum dated 15 January 2019. QTC is also in the process of preparing and filing a US Form 18-K (exhibiting the borrowing program and MYFER papers) with the US Securities and Exchange Commission.

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, securities in the United States or in any other jurisdiction in which such an offer would be illegal. The bonds have not been, and they will not be registered under the U.S. Securities Act of 1933, as amended (the ‘Securities Act’) or the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. Any public offering of the bonds to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

END

2 12 December 2019	Market announcement